CNFINANCE HOLDINGS LTD.

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

April 8, 2021

VIA EDGAR

Mr. Michael Henderson

Mr. Marc Thomas

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: CNFinance Holdings Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2019

Response dated March 11, 2021

File No. 001-38726

Dear Mr. Henderson and Mr. Thomas:

This letter sets forth the Company’s responses to the comments contained in the letter dated March 25, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2019 Form 20-F.

Response dated March 11, 2021

Item 5 Operating and Financial Review and Prospects

5.A. Operating Results

Overview, page 74

1.	We note your responses to comments two, three and four. Please ensure the information supplementally provided is included in future filings.

The Company undertakes to provide in future filings the supplemental information in its previous response dated as of March 11, 2021 to comments two, three and four.

2.	We note your response to comment six. Please tell us, and revise in future filings, to address the following for all periods presented:

●	The amount and types of loans subject to the collaboration agreements indicating if they are first or second liens as well as the types of underlying collateral.

The Company respectfully supplements the tables below on the amount of loans subject to the collaboration agreements by types of underlying collateral and by first lien and second lien as of the date indicated for the Staff’s reference, and undertakes to provide such information in future filings:

	As of December 31, 2019
	(RMB in thousands)
Loans principal, interest and financing service fee receivables	The traditional facilitation model	The new collaboration model	Total

Apartment	1,873,990	1,776,549	3,650,539
House	69,709	115,396	185,105
Commercial property	301,980	145,058	447,038
First lien	2,245,679	2,037,003	4,282,682

Apartment	2,893,527	2,611,009	5,504,536
House	199,594	153,779	353,373
Commercial property	114,769	2,659	117,428
Second lien	3,207,890	2,767,447	5,975,337

Total	5,453,569	4,804,450	10,258,019

	As of March 31, 2020
	(RMB in thousands)
Loans principal, interest and financing service fee receivables	The traditional facilitation model	The new collaboration model	Total

Apartment	1,565,506	1,828,150	3,393,656
House	61,073	117,376	178,449
Commercial property	252,325	152,982	405,307
First lien	1,878,904	2,098,508	3,977,412

Apartment	2,349,385	2,741,019	5,090,404
House	158,064	163,340	321,404
Commercial property	88,368	4,846	93,214
Second lien	2,595,817	2,909,205	5,505,022

Total	4,474,721	5,007,713	9,482,434

	As of June 30, 2020
	(RMB in thousands)
Loans principal, interest and financing service fee receivables	The traditional facilitation model	The new collaboration model	Total

Apartment	1,211,765	1,837,321	3,049,086
House	49,627	107,730	157,357
Commercial property	177,511	128,877	306,388
First lien	1,438,903	2,073,928	3,512,831

Apartment	1,707,009	2,704,380	4,411,389
House	112,321	139,201	251,522
Commercial property	59,221	82,066	141,287
Second lien	1,878,551	2,925,647	4,804,198

Total	3,317,454	4,999,575	8,317,029

	As of September 30, 2020
	(RMB in thousands)
Loans principal, interest and financing service fee receivables	The traditional facilitation model	The new collaboration model	Total

Apartment	1,008,661	2,606,629	3,615,290
House	18,342	43,179	61,521
Commercial property	65,270	73,803	139,073
First lien	1,092,273	2,723,611	3,815,884

Apartment	1,273,839	3,381,640	4,655,479
House	23,080	54,504	77,584
Commercial property	89,076	100,159	189,235
Second lien	1,385,995	3,536,303	4,922,298

Total	2,478,268	6,259,914	8,738,182

●	The NPL and delinquency rates broken out separately for loans introduced under the new collaboration model and the loans under the traditional facilitation model without the involvement of sales parties, and further disaggregated by first or second lien loans.

The Company respectfully supplements the tables below on NPL and delinquency rates for loans introduced under the new collaboration model and the loans under the traditional facilitation model without the involvement of sales parties and by first lien and second lien as of the date indicated for the Staff’s reference, and undertakes to provide such information in future filings:

	As of December 31, 2019
	(RMB in thousands)
	The traditional facilitation model	The new collaboration model	Total
First lien
Delinquency Rate	30.84%	4.59%	18.53%
NPL Rate	20.27%	0.43%	10.97%

Second lien
Delinquency Rate	25.66%	4.42%	16.00%
NPL Rate	14.79%	0.30%	8.20%

	As of March 31, 2020
	(RMB in thousands)
	The traditional facilitation model	The new collaboration model	Total
First lien
Delinquency Rate	42.69%	11.70%	26.46%
NPL Rate	24.33%	1.82%	12.55%

Second lien
Delinquency Rate	36.72%	11.68%	23.64%
NPL Rate	19.38%	1.49%	10.03%

	As of June 30, 2020
	(RMB in thousands)
	The traditional facilitation model	The new collaboration model	Total
First lien
Delinquency Rate	46.28%	14.57%	27.64%
NPL Rate	32.73%	4.24%	15.99%

Second lien
Delinquency Rate	39.95%	13.67%	24.07%
NPL Rate	26.51%	3.16%	12.40%

	As of September 30, 2020
	(RMB in thousands)
	The traditional facilitation model	The new collaboration model	Total
First lien
Delinquency Rate	47.88%	11.54%	21.90%
NPL Rate	36.09%	5.22%	14.02%

Second lien
Delinquency Rate	42.35%	11.94%	20.49%
NPL Rate	29.14%	3.70%	10.86%

●	On page 48 of your Form 20-F you describe the three options the sales partners may choose from in the event the loans issued under the collaboration model are in default. Please tell us the percentage of each of the options that have been selected by the sales partners for loans that have previously defaulted and tell us whether there are any differences in the timing or recognition of the benefit you receive under each of the options.

The Company respectfully submits that the sales partners may choose from the following options in the event the loans issued under the collaboration model are in default, including (i)(1) full repayment to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquire respective credit rights, (i)(2) repayment in installments to us for the total unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower and acquire respective credit rights under each installments (this option was introduced since the first quarter in 2020 recognizing the fact that the sales partners’ cash flow may be affected by the COVID-19 pandemic and may need to make repayment to us in installments); (ii) repayment to us for the unpaid principal and accrued and overdue interests under the respective loan agreement on behalf of the borrower, and if the borrower pays the payments under the loan agreement, the repayment by the sales partner on behalf of the borrower will be refunded to the sales partner; or (iii) relinquish the respective Credit Risk Mitigation Positions (CRMPs) for such loan, Upon relinquishing its CRMPs, the sales partner is deemed to be released from its guarantee obligations under the collaboration agreement.

The Company respectfully submits the timing or recognition of the benefit it receives under each of the options as below:

The Company respectfully submits the timing or recognition of the benefit it receives under each of the options as below:

o	Option (i)(1): When the sales partner selects option (i)(1), the Company receives the payment for purchasing the outstanding defaulted loan including all outstanding principal and the accrued and overdue interests. Accordingly, the Company will refund the outstanding CRMPs to the sales partner. In this case, the trust partner would fully transfer the outstanding loan and the related rights of collateral to the sales partners by signing a loan transfer agreement. The loan is derecognized since the Company did not retain any risk and rewards after transferring the loan to the sales partner. Such transfer would be recorded as sales according to ASC 860-10-40-5. At the time of derecognition, any related loan loss allowance is released and any guarantee asset related to the sales partner guarantee is also derecognized.
o	Option (i)(2): When the sales partner selects option (i)(2), it would repurchase the delinquent loan by installments with the purpose to repurchase the entire outstanding principal and the accrued and overdue interests in the future. The Company expects to receive the full repayment of the outstanding defaulted loan including the entire outstanding principal and the accrued and overdue interests in installments. Such benefit is recognized as other liabilities before the loan is fully repaid. CRMPs will be refunded after entire amount of the overdue loan principal and interests are settled. In this case, the trust partner did not fully transfer the outstanding loan to the sales partners as the ownership interest in the entire loan is not transferred to the sales partner until the sales partner repurchases the entire delinquent loan and pays all accrued interests in the loan transfer agreements. Such transfer will not be recorded as sales in pursuant to ASC 860-10-40-4D and ASC 860-10-40-6A until the sales partner makes all installment payments. Once all installments are collected, the loan transfer would be recorded as a sale according to ASC 860-10-40-5. At the time of derecognition, any related loan loss allowance is released and any guarantee asset related to the sales partner guarantee is also derecognized.

o	Option (ii): When the sales partner selects option (ii), the Company receives the payment for overdue loan principal and interest. Such benefit is recognized as other liabilities before the loan is fully repaid because the amounts are refundable if the Company subsequently receives the repayments from the defaulting borrower. The sales partner repays the overdue loan principal and interests for the borrower according to the borrower's repayment schedule. If the sales partner selects this approach to fulfill the guarantee obligations, it still maintains the rights to claim the collaboration cost (incentive fees) for the current period. CRMPs will be refunded after the entire amount of the overdue loan principal and interest is settled. If borrower repays in the subsequent period, the Company needs to return the payment from borrower to the sales partner according to the Collaboration Agreement. In this case, the outstanding loan is not transferred as the Company retains the risks and rewards of the loan and the rights of collateral. Therefore, loans principal, interest and financing service fee receivables are not derecognized. However, both an allowance for loan losses and a guarantee asset are recognized in accordance with other GAAP in all period prior to settlement.
o	Option (iii): When the sales partner selects option (iii), the Company receives the related CRMPs. Such benefit is recognized as other revenue to the extent confiscated CRMPs exceed previously recognized allowance for loan losses and guarantee asset. Under this option, the sales partner refuses to undertake its guarantee obligations, and the CRMPs of the loan are surrendered to the Company. If the sales partner selects this approach, it cannot claim the outstanding collaboration cost (incentive fees) of the referred loan any longer. In this case, the outstanding loan still remains on the Company’s books. The Company would issue a formal notification letter to the sales partner for releasing its guarantee obligations related to (a) all loans introduced by the sales partner if the CRMPs it provides can be shared in all loans introduced under the collaboration agreement; (b) the specific defaulted loan if the sales partner provides CRMPs only for each individual loan it introduced. Upon the issuance of the formal notification letter, the obligation of refunding the CRMPs is released as well. If borrower repays in the subsequent period or the Company recovers the defaulted loan by realizing the collateral or by any other means, the Company does not have an obligation to return the CRMPs or to transfer the collected loan amounts to the sales partner.

The Company respectfully submits that in each of the cases above the Company recognizes an allowance for loan losses on loans in the same way. Similarly, in each of the cases above, the Company recognizes a guarantee asset when it is probable that it will recover an incurred credit loss from the sales partner under the guarantee The only difference between the options above relate to the timing and manner of recognition of payments between the Company and the sales partner. As such, whatever method of payment is selected by the sales partner results in similar income statement results when the guarantee benefit is less than or equal to the financial statement incurred losses. In the rare case that the guarantee benefit is ultimately greater than the incurred income statement loss, those excess guarantee amounts are only recognized as a gain on settlement. Those gains have historically been immaterial.

The Company respectfully supplements the table below on the percentage of each of the above options selected by the sales partners on defaulting loans as of the date indicated for the Staff’s reference:

Percentage of the option selected(1)	As of December 31, 2019	As of March 31, 2020	As of June 31, 2020	As of September 30, 2020

Option (i)(1)	19%	18%	8%	0%
Option (i)(2)	-	13%	44%	58%
Option (ii)	23%	57%	40%	38%
Option (iii)	58%	12%	8%	4%
Total	100%	100%	100%	100%

------------------------

Note:

 (1) The percentage of the option selected is calculated based on the total loans principal amount (excluding any accrued interests) under each option selected by the sales partners divided by the total loans principal amount (excluding any accrued interests) under all options selected by the sales partners.

●	Tell us whether there have ever been any scenarios where the sales partner has not performed pursuant to the terms of the collaboration agreement and how you accounted for that outcome. Additionally, describe any legal rights of action or recourse you have against the sales partners in such default scenarios.

The Company respectfully submits that, there have not been any scenarios where the sales partner has not performed to the terms of the collaboration agreement, given the sales partners are required to fund the CRMPs to the Company when entering into the collaboration agreement. According to the collaboration agreement, the collaboration relationship between the sales partner and the Company is limited to the scope that the sales partner recommends loan borrowers, and provides guarantee to the loans it introduced. According to the collaboration agreement, when the Company makes a claim to the sales partner as the loan defaults, the sales partner may fulfill its guarantee obligation on the entire amount of the delinquent loans by choosing either option (i)(1), option (i)(2) or option (ii); or it could refuse to fulfill the guarantee obligation by relinquishing CRMPs related to the defaulted loan (or all CRMPs related to the specific sales partner if the CRMPs it provides can be shared in all loans introduced under the collaboration agreement). Upon the confiscation of CRMPs, the sales partner is deemed to be released from its guarantee obligations under the collaboration agreement. As a result, the Company will not have further legal rights of action or recourse against the sales partners.

●	How the risk sharing amounts are determined.

The Company respectfully submits that the percentage of loan principal as the CRMP charged to sales partners is mainly determined based on the sales partner’s business scale, risk control capabilities and liquidity of funds investigated by the Company through market research and multiple negotiations with the local loan practitioners’ association in various cities in China, including four first-tier cities, key cities in the Pearl River Delta and the Yangtze River Delta.

The Company generally requires sales partners to contribute from a range of 10% to 25% of the loan principal they introduced. Sales partners who pay 10% of the loan principal as the CRMP are mainly loan service providers with strong risk control and management capabilities in first- and second-tier cities. The Company confirms with these sales partners before signing the collaboration agreement that the loan principal amount to be introduced by the sales partners under the agreement is more than RMB30 million, and the sales partners are required to pay at least RMB3 million as the CRMP which can be shared in all loans introduced, meaning that the CRMP can be used to offset all defaulting loans introduced by the sales partner. In the event that any loan is overdue and the sales partner refuses to perform its guarantee obligation, the Company will confiscate the full amount of the CRMP. In third- and lower-tier cities, the percentage of loan principal as the CRMP charged to this type of sales partners will be raised to 15%

Sales partners who pay 20% of the loan principal as the CRMP are mainly individual and smaller-scale loan service providers in the first- and second-tier cities. Each CRMP put up by these sales partners provides guarantee for a specific loan. In the event that a loan is in default and the sales partner refuses to fulfil its guarantee obligations, the Company will only confiscate the CRMP corresponding to the loan in default. In third- and lower-tier cities, the percentage of loan principal as the CRMP charged to this type of sales partners will be raised to 25%.

●	Whether the guarantees cover the entire amount of the delinquent loans or just delinquent past due payments of principal and interest.

The Company respectfully submits that the guarantees cover the entire amount of the delinquent loans. When a loan is past due or in default, sales partners are obliged to fulfil their guarantee responsibility by selecting among different options mentioned above. However, in the case that the sales partner refuses to repay the full amount as set forth in options (i)(1), (i)(2) and (ii), the Company will confiscate the CRMPs and the sales partners will be released from its guarantee obligations.

●	When and how you make a claim to the sales partner when the loan defaults and the typical time period for you to receive any payments due to you under the collaboration agreement.

The Company respectfully submits that when a loan defaults, it will first notify the sales partner through the mobile app when the loan is overdue for three days, and update the overdue status of the loan on the mobile app in real time. If the loan in default meets either of the following situations, the Company will require the sales partners to choose among the above-mentioned options to perform its guarantee obligations within seven business days after the occurrence of the following situations: (i) the first payment of the borrower to the loan is overdue for 30 days; (ii) the loan remains overdue when the loan is due, or (iii) the loan is overdue for 60 days.

When the sales partner chooses option (i)(1), the Company normally receives the payment within five days after the sales partner chooses such option on the app, and then facilitates the signing of a loan transfer agreement between the trust partner and the sales partner. When the sales partner chooses option (i)(2), the Company normally facilitates the signing of a loan transfer agreement between the trust partner and the sales partner first, and the first installment is normally received within five days after signing of the loan transfer agreement, and the remaining funds are paid by the sales partner according to the schedule set forth in the loan transfer agreement.

When the sales partner chooses option (ii), the sales partner needs to repay the loan according to the defaulting borrower’s original payment schedule set forth in the relevant loan agreement.

When the sales partner chooses option (iii), the Company issues a formal notification letter to the sales partner for releasing its guarantee obligations and confiscates the requisite amount of the CRMPs upon the issuance of the formal notification letter.

●	How the security deposits received from the sales partners impact the guarantee responsibilities.

The Company respectfully submits that the security deposits provide security for the Company under the collaboration agreements with sales partner, which require the sales partners to fulfil their guarantee obligations on the entire amount of the loans they introduced. However, according to the collaboration agreement, the sales partners could refuse to fulfill the guarantee obligations by relinquishing CRMPs related to the defaulted loan (or all CRMPs related to the specific sales partner if the CRMPs it provides can be shared in all loans introduced under the collaboration agreement). In this case, the Company does not need to refund the security deposits, and the sales partners would suffer loss on security deposits.

●	A rollforward of security deposit activity for each of the periods presented.

The Company respectfully supplements the table below on the rollforward of security deposit activity for each of the periods presented for the Staff's reference:

	(RMB in thousands)
Period	Twelve Months ended December 31, 2019	Three Months ended March 31, 2020	Three Months ended June 31, 2020	Three Months ended September 30, 2020
Balance at the beginning of the period	-	928,702	1,000,313	1,040,233
Increase during the period	1,288,930	215,213	403,937	457,983
Return during the period	(352,307)	(139,850)	(356,801)	(333,750)
Confiscation during the period	(7,921)	(3,752)	(7,216)	(2,555)
Balance at the end of the period	928,702	1,000,313	1,040,233	1,161,911

●	The accounting literature followed in recognizing the confiscation of security deposits as other gains.

The Company respectfully submits that security deposits, in substance, are the security for the Company under the collaboration agreements with sales partner, which require the sales partners to fulfil their guarantee obligations on the loans they referred. The confiscation of security deposits has no impact on the Company’s rights in the loan or on the amount of loan recoveries to the Company. The Company may still get recoveries from the borrower's later payment, if any, or by realizing the collateral or by any other means.

According to ASC 450-30-20, gain contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible gain to an entity that will ultimately be resolved when one or more future events occur or fail to occur.

According to ASC 450-30-25-1, a contingency that might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.

When the loan is defaulted, the Company could only realize the gain on the confiscation of security deposits if the sales partners fail to fulfil their guarantee responsibility and the security deposit exceeds the incurred loss recognized on the related loan. The Company has a legal obligation to refund the security deposits if the sales partners fulfil their guarantee responsibility, which leads to the uncertainty on the possible gain. The Company would recognize the confiscation of security deposits as gains when the sales partners fail to fulfil their guarantee responsibility only if the confiscated deposit exceeds the guarantee asset previously recognized.
According to FASB Proposed Statement of Financial Accounting Concepts—Concepts Statement 8 E86, gains are increases in equity (net assets) from transactions and other events and circumstances affecting an entity except those that result from revenues or investments by owners.

The confiscation of security deposits leads to the decrease in liability and may lead to increase in net asset, if the security deposit exceeds previously recognized guarantee asset. Since such events are not the revenue-generating business activities of the Company, the Company recognizes them as other gains accordingly. The confiscation of security deposits in 2019 and the first nine months of 2020 is immaterial, which was 7.9 million and 13.5 million, accounting for 0.5% and 1% of the total operating income respectively.

●	Whether the amount of security deposits received from an individual sales partner is required to be replenished for any specific reason.

The Company respectfully submits that for sales partners who provide CRMPs which can be shared in all loans introduced under the collaboration agreement, if the balance of CRMP at any time is lower than 10% of the total principal amount of the loans it introduced (15% in third- and lower-tier cities), the Company will notify the sales partner, and the sales partner is required to make up the balance to within two business days after receiving the notice to reach 10% or 15% of the total principal amount of the loans it introduced, as the case may be.

For sales partners who provide CRMPs only for each individual loan it introduced, if the balance of CRMP at any time is lower than 20% of the total principal amount of the loans it introduced (25% in third- and lower-tier cities), the Company will notify the sales partner, and the sales partner is required to make up the balance to within two business days after receiving the notice to reach 20% or 25% of the total principal amount of the loans it introduced, as the case may be.

●	How the determination of the loan loss provision is impacted by the existence of the Credit Risk Mitigation Positions (i.e. CRMPs). For example, tell us whether the benefit from the collaboration agreements is treated as a freestanding or embedded instrument and the accounting literature considered in your analysis.

The Company respectfully submits that the benefit from the collaboration agreements is treated as a freestanding instrument.

As the ASC 326-20-20 Glossary defines, a freestanding contract is entered into either:

a. separate and apart from any of the entity's other financial instruments or equity transactions; or

b. in conjunction with some other transaction and is legally detachable and separately exercisable.

The loan is with the borrower, and the guarantee is entered into with a separate counterparty (the sales partner). As such, under the definition of ASC 326-20-20, the guarantee arrangement and lending arrangement would be considered freestanding arrangements. The loan loss reserve will be determined using the credit characteristics of the loan, and a separate guarantee asset will be recognized under the guidance applicable to guarantees.

Further, we concluded that the freestanding guarantee arrangement should not be treated as a derivative because it represents a kind of insurance (credit guarantee) against credit losses on financial assets that must be held by the Company.

The basis for conclusions to FAS 149 makes it clear that the financial guarantee scope exception is meant to mirror the rationale for scoping traditional insurance contracts out of ASC 815. Specifically, payment under the guarantee can only be made when payments are past due, and the insured party must only be eligible for payment to the extent it has an insurable interest throughout the life of the guarantee. This type of financial insurance is distinguished from credit derivatives where payment is often due upon non-payment-related events (e.g., a credit downgrade) or can be maintained even if the buyer does not maintain direct commensurate exposure to the referenced credit. The Company can receive reimbursement on the specific loans guaranteed for as long as the Company maintains direct and commensurate exposure via the subordinated unit trust plan holdings and the loans are held by the related trust; and that payment is only required when the borrower fails to make payments when due. Therefore, we believe the ASC 815 scope exception is appropriately applied.

The Company respectfully submits that the impact on loan loss provision by the existence of the CRMPs and the guarantee is as follows:

Under the collaboration model, when the Company grants a loan through the trust plan, it assesses the probability of credit loss and recognizes an allowance as appropriate. As sale partners provide guarantees to the loans they introduced, reimbursement for the incurred loss is probable and estimable when a loss on an insured loan is incurred and recognized. In this case, the Company will recognize guarantee loss recoverable assets in the amount that the Company determines is probable to receive from the guarantor with an offsetting entry to “provision for credit losses” when the Company concludes that the increase in guaranteed recoverable assets is collectible. However, potential recovery that exceeds the recognized loss, if any (gain contingency), will not be recognized until cash is received.

The accounting for insurance recoveries when there is probable reimbursement for an incurred financial statement loss is well supported in US GAAP. This threshold is explicit in the context of environmental remediation (ASC 410-30-35-8). In addition, according to Banking Accounting Advisory Series -Topic 5C - Question 7, EITF 01-10, Accounting for the Terrorist Attacks of September 11, 2001, distinguishes between the recognition of (a) a contingency related to the recovery of a loss recognized in the financial statements where the recovery is less than or equal to the amount of the loss recognized (i.e., a loss recovery) and (b) a recovery of a loss not yet recognized in the financial statements or an amount recovered in excess of the loss recognized in the financial statements (i.e., a gain contingency). It concluded that the recognition criteria for a loss contingency (i.e., probable and estimable) should also be applied to recoveries, but that a gain contingency (i.e. a payment from a guarantor in excess of the financial statement loss) should not be recognized until resolved.

Therefore, the amounts estimated to be recoverable from the proceeds of guarantees will be reported as a separate asset (guarantee asset) in the balance sheet. The increase in guaranteed recoverable assets are included in the income statement as a reduction of the “provision for credit losses”, and separate disclosure of the increase in guaranteed recoverable assets will be included in the rollforward of the “allowance for credit losses”.

●	How the amount of the collaboration costs paid to sales partners is determined.

The Company respectfully submits that the collaboration cost is an agreed percentage of the loan principal amount, and it is calculated by subtracting the project cost from interest and fees income received from borrowers. For each loan, the project cost is agreed between the Company and sales partners. The project cost is about 11%-14% of the loan principal, and the percentage will vary based on different Collaboration Model types and the terms of the loan. The project cost in the loan contract will not change once it is determined. The collaboration cost is settled monthly as stated in the sales partner Incentive Plan. For example, the Company issues a loan amounting to RMB1 million with an effective annual interest rate of 18% to a borrower. Therefore, the interest and fees income per year is RMB180 thousand (i.e. RMB15 thousand per month). If the project cost predetermined by the Company and sales partners is 12%, the project cost per year will be RMB120 thousand (i.e. RMB10 thousand per month). At the end of the month, the collaboration cost paid to the sales partners (guarantors) will be RMB5 thousand per month. No other fees other than the collaboration cost are paid to the sales partners.

●	We note your disclosure that the sales partners receive incentive fees based upon a pre-aged schedule and other conditions. Describe the typical aging schedule and the other conditions. Additionally, describe the timing of expense recognition in your financial statements, and the related accounting literature considered in your analysis.

According to the collaboration agreement, when the borrower recommended by the sales partner passes the risk assessment and the loan is distributed, and the sales partner does not commit any fraud or crime such as providing false information of the borrower, charging additional fees to the borrower or using violence in collecting the loan, the corresponding incentive shall be payable to the sales partner upon the full repayment of each instalment by the borrower when due.

The Company respectfully submits that the collaboration cost is a fixed percentage of the loan principal amount that varies based on different Collaboration Model types and the terms of the loan, and it is calculated by subtracting the project cost from interest and fees income received from borrowers. The collaboration cost is settled monthly as stated in the Sales Partner Incentive Plan. According to ASC310-20-25-3, all other lending-related costs, including costs related to activities performed by the lender for advertising, soliciting potential borrowers, servicing existing loans, and other ancillary activities related to establishing and monitoring credit policies, supervision, and administration, shall be charged to expense as incurred. Therefore, the collaboration cost is recognized over the same period of the term of a loan because it relates either to loan origination activities or guarantee costs.

●	Whether the collaboration costs are subject to reimbursement if certain parameters are not met.

The Company respectfully submits that the Company only pays the incentive fee to the sales partner according to the Sales Partner Incentive Plan when the borrower repays the loan on time, in which case the sales partner is not obligated to return such incentive fee, and the collaboration costs are not subject to reimbursement.

3.	We note your response to comment one from our letter dated August 12, 2020. Please refrain from disclosing the non-GAAP measures relating to both aggregate delinquency rates and aggregate NPL rates in future filings as these measures are misleading.

The Company undertakes to remove the disclosure on non-GAAP measures relating to both aggregate delinquency rates and aggregate NPL rates in future filings.

Additionally, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2019 Form 20-F or the Company’s other filings, please contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Limited

Date: April 8, 2021	By:	/s/ Ning Li
		Name:	Ning Li
		Title:	Chief Financial Officer